                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

-------------------------------------------------------------------------------
                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                                    -------

                           Seventh Generation, Inc.
                       --------------------------------
                               (Name of Issuer)

                       Common Stock $0.000333 par value
                       --------------------------------
                        (Title of Class of Securities)

                                  81806K 10 1
                       --------------------------------
                                (CUSIP Number)

                               February 14, 1999
                       --------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                 [_]  Rule 13d-1(b)

                 [_]  Rule 13d-1(c)

                 [x]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages
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CUSIP NO.   81806K 10 1                13G                   Page 2 of 6 Pages
==========================                                ====================


1                        NAME(S) OF REPORTING PERSON(S)
                         S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

                         Gary Stein

2                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                         (a)   [_]

                         (b)   [_]

3                        SEC USE ONLY

4                        CITIZENSHIP OR PLACE OF ORGANIZATION

                         United States of America
==============================================================================================

                               5  SOLE VOTING POWER
NUMBER OF SHARES                  281,300

BENEFICIALLY                   6  SHARED VOTING POWER
                                  0
OWNED BY

EACH                           7  SOLE DISPOSITIVE POWER

REPORTING                         281,300
PERSON                         8  SHARED DISPOSITIVE POWER

WITH                              0
==============================================================================================

9                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         281,300

10                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                         Not applicable.

11                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                         11.58%
12                       TYPE OF REPORTING PERSON*

                         IN
==============================================================================================

                               Page 2 of 6 pages
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Item 1(a)  Name of Issuer
           --------------

           Seventh Generation, Inc.


Item 1(b)  Address of Issuer's Principal Executive Offices
           -----------------------------------------------

           One Mill Street, Box A26
           Burlington, VT 05401-1530


Item 2(a)  Name of Person Filing
           ---------------------

           Gary Stein


Item 2(b)  Address of Principal Business Office or, if none, Residence
           -----------------------------------------------------------

           Gary Stein
           900 19th Avenue S - Apt.# 411
           Nashville, TN 37212


Item 2(c)  Citizenship
           -----------

           United States of America

Item 2(d)  Title of Class of Securities
           ----------------------------

           Common Stock, $ 0.000333 par value per share

Item 2(e)  CUSIP Number
           ------------

            81806K 101


Item 3.    If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
           --------------------------------------------------------------------
           (c), check whether the person filing is a
           -----------------------------------------

     (a)   [_]   Broker or dealer registered under Section 15 of the
                 Act (15 U.S.C. 78o).

     (b)   [_]   Bank as defined in section 3(a)(6) of the
                 Act (15 U.S.C. 78c).

                               Page 3 of 6 pages
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     (c)   [_]   Insurance company as defined in Section 3(a)(19) of the
                 Act (15 U.S.C. 78c).

     (d)   [_]   Investment company registered under Section 8 of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-8).

     (e)   [_]   An investment Adviser in accordance with
                 (S)240.13d-1(b)(1)(ii)(E).

     (f)   [_]   An employee benefit plan or endowment fund in accordance
                 with (S)240.13d-1(b)(1)(ii)(F).

     (g)   [_]   A parent holding company or control person in accordance
                 with (S)240.13d-1(b)(1)(ii)(G).

     (h)   [_]   A savings associations as defined in Section 3(b) of the
                 Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i)   [_]   A church plan that is excluded from the definition of an
                 investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)   [_]   Group, in accordance with (S)240.13d-1(b)(1)(ii)(J)


Item 4.          Ownership
                 ---------

     (a)  Amount Beneficially Owned:

          281,300 shares

     (b)  Percent of Class:

          11.58%

     (c)  Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:

                 281,300

          (ii)   shared power to vote or to direct the vote:

                 0

                               Page 4 of 6 pages
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          (iii)  sole power to dispose or to direct the disposition of:

                 281,300

          (iv)   shared power to dispose or to direct the disposition of:

                 0

Item 5.   Ownership of Five Percent or Less of a Class
          --------------------------------------------

          Not applicable


Item 6.   Ownership of More than Five Percent on Behalf of Another Person
          ---------------------------------------------------------------

          Not applicable.


Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on By the Parent Holding Company
          --------------------------------------------------------

          Not applicable.


Item 8.   Identification and Classification of Members of the Group
          ---------------------------------------------------------

          Not applicable.


Item 9.   Notice of Dissolution of Group
          ------------------------------

          Not applicable.


Item 10.  Certification
          -------------


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participation in any transactions having such purpose or effect.

                               Page 5 of 6 pages
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                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 14, 1999
                                                      -----------------
                                                            (Date)

                                                      /s/ Gary Stein
                                                      _________________
                                                      Gary Stein



                               Page 6 of 6 pages